CUSIP No. 65684620	13D	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )1

North American Energy Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

656846201
(CUSIP Number)

Avenel Financial Group, Inc.
Michael D. Pruitt, President
11502 Stonebriar Drive
Charlotte, NC  28277
704-366-5122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 65684620	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Avenel Financial Group, Inc. 88-0426652
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,885,440 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 1,885,440 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,440 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.89%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 65684620	13D	Page 3 of 5 Pages

Item 1: Security and Issuer.

This statement relates to shares of common stock, par value $ 0.001 per share, of North American Energy Resources, Inc., whose principal address is 11005 Anderson Mill Road, Austin, Texas  78750.

Item 2: Identity and Background.

Avenel Financial Group, Inc. is a Nevada corporation.  Its principal business is financial services and the address of its principal business and principal office is 11502 Stonebriar Drive, Charlotte, North Carolina 28277.  During the last five (5) years Avenel Financial Group, Inc. was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last 5 years Avenel Financial Group, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(a)	Michael D. Pruitt.

(b)	11502 Stonebriar Drive, Charlotte, North Carolina 28277.

(c)	Mr. Pruitt’s present principal occupation is President of Chanticleer Holdings, Inc., a diversified holding company.

(d)	During the last five (5) years Mr. Pruitt was not convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years Mr. Pruitt was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source or Amount of Funds or Other Consideration.

The North American Energy Resources, Inc. shares of common stock acquired by Avenel Financial Group, Inc. were acquired when North American Energy Resources, Inc. acquired North American Exploration, Inc. (formerly Signature Energy, Inc.) on July 28, 2008.  Avenel Financial Group, Inc. acquired North American Exploration shares on June 21, 2007.

Item 4: Purpose of the Transaction.

The purpose of the transaction was for Avenel Financial Group, Inc. to purchase an interest in North American Exploration, Inc. (formerly Signature Energy, Inc.) for investment purposes.

Item 5: Interest in Securities of the Issuer.

Avenel Financial Group, Inc. owns 1,885,440 shares of North American Energy Resources, Inc. common stock. Such shares represent 11.89% of North American Energy Resources, Inc. common stock based upon 15,855,539 shares of common stock issued and outstanding as of September 15,  2009. Avenel Financial Group, Inc. has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

CUSIP No. 65684620	13D	Page 4 of 5 Pages

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of North American Energy Resources, Inc. between Avenel Financial Group, Inc. and any other individual or entity.

Item 7: Material to be filed as Exhibits.

None.

CUSIP No. 65684620	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 5, 2009

By: /s/ Michael D. Pruitt Michael D. Pruitt, President Avenel Financial Group, Inc.